INVEST IN **SONATAFY TECHNOLOGY**

Our Mission Is To Dramatically Simplify Software Development Outsourcing


SOFTWARE DEVELOPMENT OUTSOURCING
AS FEATURED IN
Forbes &
Entrepreneur

sonatafy.com Las Vegas NV

Technology | Software | Software Engineering | B2B | Tech

LEAD INVESTOR

Ramon Armenta Co-Founder, CEO HR Group, LLC

Sonatafy is a great, fast growing technological company, I know them for several years now and I know for a fact that they have a solid structure and his team is made up of highly qualify, professional and ethical people with the experience to render an exceptional service to their clients. This project is a great opportunity to increase your capital investing in technological companies in Latin America, this is the reason that gives me confidence to invest in them, so if you are looking to get a good dividend or profit for your investment, this is the way to go.

Invested $25,000 this round

Highlights

1. 👀Seeking Growth Capital Not Start-up Capital
2. 💥~$3.6M Estimated Top-Line Revenue for 2021
3. 💰Completed an Acquisition of Another Software Company in Our First Year
4. 💫$22M+ Customer Pipeline
5. 🌱200%+ YoY Projected Revenue Growth
6. 💪Expert Team w/ 100+ Years of Combined Experience
7. 📈US Tech software & services spend is $825B and growing
8. Featured in Forbes, Entrepreneur and More

8. Featured in Forbes, Entrepreneur and More

Our Team



Steve Taplin Co-Founder, CEO

Over 20 years of technology experience with a proven track record of success in both the entrepreneurial and corporate world. Steve is also regularly published in Forbes and Entrepreneur Magazine.



David Turner Co-Founder, Board of Advisors

Over 20 years of executive, operations, & tech experience managing technology teams. Served in multiple capacities & executive leadership positions including Board of Directors for companies both in the US & abroad.



Erik Birkfeld Chief Technology Officer



Over 20 years in the Software Industry, leading mission-critical teams focusing on attracting & building talent w/ clear & repeatable processes. Proven track record of leadership in software development industry.

Why Sonatafy Nearshoring?

Whether you're familiar with nearshoring or this is your first time considering an augmented team, Sonatafy is here to help. Many businesses continue to add nearshore software outsourcing to their development process, helping them to save money while also enhancing productivity. Nearshoring also helps to protect your company's assets. At Sonatafy, our goal is to match you with top talent that complements the existing skillset of your IT team.

The Problem


DEVELOPER
INSUFFICIENCY
Despite a growing need for engineers, companies struggle to **find the right developer** within their project's timeframe.

Companies struggle to hire software developers fast enough due to the demand and internal processes. There is a lack of access to affordable and skilled resources to meet companies' budgets and timelines.

US teams often need to supplement their internal expertise, but are experiencing burnout from working with offshore teams operating in different time zones.

What problems do we help solve?

- Sourcing high-demand developer talent
- A need for skilled and affordable developers on a tight timeline
- Burnout of US teams from working across different time zones
- Companies lack the necessary expertise to ensure software success

The Solution


ACCELERATING
DEVELOPMENT
Providing your teams with talented developers & engineers, helping you **reach your goals with greater efficiency.**

We help our clients' software product and solution strategies by building teams that help them accelerate their software development efforts.

Sonatafy has over 100 years of combined technical leadership and software development experience, and a proven track record of delivering high-quality talent. This allows us to proudly serve our customers by matching top talent from Latin America with companies looking to increase growth and manage costs.


SAY GOODBYE TO:
✓ Off-Hour Meetings
✓ Incomplete Projects
✓ Miscommunication



- Cultural Difference
- Missed Deadlines

We specialize in building solutions for SaaS, healthcare/life sciences, financial, and other niche industries as we understand software compliance, scalability, security and creating long-term relationships.

YOUR TIME ZONE,
LANGUAGE AND CULTURE

Headquartered in the US, with teams throughout Latin America, our Software Developers and Executive Staff provide **Same Time Zone and English-Proficient services to the Western Hemisphere.**


OUR DEVELOPERS WORK IN YOUR TIME ZONE

The Product

TOP SOFTWARE
DEVELOPMENT



Our team of Talent Acquisition Specialists and rigorous coding tests allows us to **indentify world-class software developers.**

We have established our company as a preferred partner for our clients by providing best-in-class nearshore software development, software consulting services/expertise, and high-level customer service.

Unique IP matching software developers to clients

Our company has unique technical and business IP, with talent sourcing that will match software developers and engineers. This unique IP provides us with significant operational efficiencies over our competitors.

IP MATCHING
EFFICIENCY FORMULA

Our team of Engineers and Talent Acquisition Specialists quickly identify the clients needs and initiate our IP matching processes to locate and deploy the **most effective team for the job.**




CLIENT PROJECT EVALUATION
RESOURCE IP MATCHING
HIGHLY SUCCESSFUL DEPLOYMENTS

Our company is a leading provider of nearshore software developer services and experts in cloud solutions, web and mobile applications, e-commerce, big data, DevOps practices, QA, IoT, and machine learning.


1
EXECUTIVE & TECHNICAL CONSULTATION
Our senior team will meet with you so that we can provide the most strategically selected engineering resources available to efficiently address your needs.
2
DESIGN SOLUTION & MATCH UP TOP TALENT
After identifying your needs, our highly trained engineers and talent acquisition specialists will assemble the perfect team for YOUR company.
3
TEAM PLACEMENT AND KICKOFF
Upon contract approval, your team is immediately assembled and ready to learn, adapt and become an effective part of your organization.

Traction

Estimated top-line revenue of up to $7M from new and existing customers—and growing

We are leading to a conservative estimate of $3.6M to $3.8M in top-line revenue in 2021, derived from both new customers and expanded engagements with existing customers. With no external investments prior to our Republic campaign, we're expecting an organic growth of $7M to $10M in 2022. Over the next 12 months, management is endeavoring to grow net profit margins in excess of 20%.


REVENUES &
OPPORTUNITIES
Since inception in 2020, the Sonatafy Team completed its first acquisition of another software company *and* has had exponential growth in overall revenues, with positive expectations for **new, future business.**
$8M
$7M
$6M
$5M
$4M
$3M
$2M
$1M
~$1.8M
~$3.6M
~$5M - $7M
~$8M - $10M
POTENTIAL CONTRACTS
LEVERAGING
$22M+
OPPORTUNITIES
PIPELINE!
(AS OF DECEMBER 1ST, 2021)
2020
2021
2022
2023
~$1.8M
Company started in 2020, completed its first acquisition of another software company.
~$3.6M
Explosive growth, projecting to finish year at ~$3.6M in revenues plus have gained a $22M sales pipeline.
~$5M - $7M
Estimated revenues of ~$5M to $7M NTM (Next Twelve Months) based on current signed contracts.
~$8M - $10M
~$8M to $10M revenue estimate based on committed contracts and pipeline of new opportunities.

Forward-looking projections cannot be guaranteed.

Average client engagement of more than 1 year

Being in the *right* place at the *right* time with the *right* team, we have been industry leaders in adapting to the new remote distributed environment for software teams—accelerated by the COVID pandemic. We have a YoY projected revenue growth of 200%, with projected 12 month revenue increases of up to 250+%, based on current contracts. We also have a strong customer pipeline of over $22M of new opportunities, including TaylorMade, Semantic AI, and Caterpillar.

- Won numerous software industry awards

- Regularly featured in Forbes and Entrepreneur Magazine

Customers


DELIVERING RESULTS
& SATISFACTION
Our Executive Team proudly provides complete support for each project from **deployment to completion.**

Our client-centric software solutions have made us the provider of choice for clients such as TaylorMade, Caterpillar, Sema Technologies, and Semantic AI, among others. With thousands of software engineers deployed to date, clients love our personalized high-touch approach. We currently have **24 clients netting us over $400k of monthly revenues as of October 2021 and our client base is growing quickly.** With high-quality delivery and strong customer support, we enable a client to focus on business decisions rather than software issues.

HAPPY CLIENTS
LOYALTY EARNED

We are excited to work with companies of any shape or size in **any industry that could benefit from technology.**


IBM
TaylorMade
Datacubed Health
FRESHLY
AKIDO
FOX

THE SOLUTION IS
WITH SONATAFY



Sonatafy has quickly developed a solution to the accelerated move to a Work-From-Home model, **helping you adapt fast.**

Business Model

The Sonatafy Solution allows companies to adapt and succeed in this new business environment.

Our powerful marketing and sales engine has generated a **$22M current client pipeline,** leading to regular Zoom meetings with C-Level executives looking for solutions for their software development teams and projects.

How We Make Money

1) Upfront Fees: Depending on the project, we may receive $2k-$40k+ in upfront fees for due diligence and/or putting the project teams together.

2) Monthly Recurring Fees: In our software solutions, we are typically dedicating full-time resources to each client. In a typical client scenario, we place from 3 to 11+ resources and charge fixed monthly fees for each resource (cost plus profit... Read more

MarketTech services and software spend in US at $825B and growing

Our software service offerings are highly praised by our clients. We target new clients ranging from the Small to Medium Sized Business (SMB) market to Fortune 1000 firms.

AN EVER-GROWING
DEMAND FOR TECH SERVICES

According to IDC, there is an estimated $5 Trillion Global


Spend on Information Technology services. 50% of IT spend is
on Tech & Software alone and 33% is expected
from US Businesses!
ACCORDING TO IDC
$5T
2021 GLOBAL
IT SPEND
50%
OF IT SPEND IS
TECH & SOFTWARE
33%
OF TOTAL SPEND IS
EXPECTED FROM
US BUSINESSES
GLOBAL ICT SPENDING - FORECAST 2020 - 2023. IDC. (N.D.). HTTPS://WWW.IDC.COM/PROMO/GLOBAL-ICT-SPENDING/FORECAST.

Trends in the software development market

Client-centric software solutions are in high demand given the exponential growth of technology products. Producing innovative software solutions requires teams that are constantly collaborating and working efficiently. Geographical proximity (for in-person meetings when needed), cultural similarities, and time zone alignment are key factors for innovation—causing companies to increasingly migrate towards nearshoring solutions vs offshoring to meet their company goals.

Competition

Sonatafy Technology is different from typical freelance and recruiting options. Not only do we provide top-tier talent resources, but we also provide the process of fully integrating these resources with your development teams. This leads to improving and escalating your teams long-term, as compared to short-term, temporary placements.


BUILDING YOUR TEAMS
FOR LONG-TERM SUCCESS
Sonatafy Technology takes great pride in providing businesses with talented resources that become valued, long-term members of your team, not just freelance or gig workers.
SONATAFY
TECHNOLOGY
LONG-TERM & DEDICATED RESOURCES
FULL EXECUTIVE TEAM SUPPORT
TOP 1% DEVELOPERS & ENGINEERS
EMPLOYEES NOT GIG WORKERS
OUR COMPETITION
Toptal
upwork
fiverr.
FREELANCE / GIG
SHORT-TERM PROJECTS
REDUCED DEDICATION
randstad
Michael Page
Robert Half
RECRUITERS
TRANSACTIONAL
INDEPENDENT SEARCH


accenture
Pivotal Labs
Infosys
OFFSHORE RESOURCES
ONLY WORK WITH LARGER CLIENTS

Vision

Continue explosive growth and acquire 4 nearshore competitors

Within the next 12 months, we would like to acquire 4 nearshore software engineering firms located in Mexico, Colombia, Uruguay, and Argentina. This will enhance the breadth of our service and resource offerings with complementary customer bases. We will focus on achieving massive operating efficiencies to result in higher margins.

We expect to acquire these firms at 3x to 5x of EBITDA (earnings before interest, taxes, depreciation, and amortization) with a new combined entity valuation based on NTM (Next Twelve Months) revenue—which should create significant equity growth.


ACQUISITION TARGETS
SOFTWARE ENGINEERING FIRMS
Utilize our infrastructure, processes, sales motion and leadership to create efficiencies with other companies
and accelerate our growth.
MEXICO BASED
COLOMBIA BASED
URUGUAY BASED
ARGENTINA BASED
WE HAVE PRELIMINARY POTENTIAL ACQUISITIONS
IDENTIFIED IN THESE MARKETS

Investors

Explosive revenue growth with a huge client sales pipeline

Sonatafy regularly receives buyout offers from Private Equity and Global IT firms. However, we're looking to create greater value for our investors with the goal of building the company to $50M~$80M in annual revenue. Our powerful sales strategy, combined with a current customer pipeline of $22M (and growing), is key to us achieving these goals!

Investments raised will potentially be used for business acquisitions, operating and growth capital, marketing and technology, computers and equipment, long-term debt payoff, legal and taxation expenses, and contingency.

FUNDING & ALLOCATION

Our Funding & Allocation strategies are developed to produce the most effective outcomes and equal distribution of resources

to **enhance operations and the customer experience.**


INVESTMENT RESOURCES
BUSINESS ACQUISITIONS
COMPANY OPERATIONS
GROWTH CAPITAL
LONG TERM DEBT

Founders

We are led by a world-class team of business leaders and software/technology entrepreneurs who have had many successful exits.

KEY EXECUTIVE

STEVE TAPLIN

CO-FOUNDER & CEO



Over 20 years of technology experience with a proven track record of success in both the entrepreneurial and corporate world. Steve is also regularly published in Forbes and Entrepreneur Magazine.

KEY EXECUTIVE

DAVID TURNER

CO-FOUNDER & BOARD OF ADVISORS



Over 20 years of executive, operations, & tech experience managing technology teams. Served in multiple capacities & executive leadership positions including Board of Directors for companies both in the US & abroad.

KEY EXECUTIVE

ERIK BIRKFELD

CHIEF TECHNOLOGY OFFICER



Over 20 years in the Software Industry, leading mission-critical teams focusing on attracting & building talent w/ clear & repeatable processes. Proven track

record of leadership in software development industry.